

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 14, 2009

Mr. Redgie Green, President
Sun River Energy, Inc.
7609 Ralston Road
Arvada, CO 80002

> **Re: Sun River Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **August 13, 2009**
> **File No. 0-27485**

Dear Mr. Green:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2009

Business Activities and Recent Developments, page 2

1.   As you have not disclosed that you have established "reserves" as defined by
        Regulation S-X Rule 4-10(a), it appears your operations are in the exploration
        stage. Therefore, please remove the terms "develop", "development", "produce"
        or "production" as they relate to any description of your operations, and replace
        them, as needed, with the terms "explore" or "exploration".

Management's Annual Report on Internal Control over Financial Reporting, page 31

2.   Provide a statement identifying the framework used by management to evaluate
        the effectiveness of the Registrant's internal control over financial reporting.
        Refer to Regulation S-K Item 308T(a)(2).

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note the report from your independent registered public accounting firm refers
        to April 30, 1998 as the inception date. However, the Statements of Operations,
        Stockholders' Equity and Cash Flows state the inception date is October 22, 2002.
        Please tell us which date is the correct inception date, and correct your filing
        accordingly.

4.   Your audit report does not express an opinion on your financial statements for the
        year ended April 30, 2008. Amend your Form 10-K to include an opinion from
        your independent registered public accounting firm on your financial statements
        for the year ended April 30, 2008 as required by Regulation S-X, Rule 8-02 and
        Note 2.a to Article 8 in your amended filing.

Balance Sheets, page F-2

5.   We note you state that you are a "development stage company". Exploration
        stage companies should not refer to themselves as development stage companies
        in their financial statements, even though such companies should comply with
        Statement of Financial Accounting Standards 7. Therefore, your financial
        statement headnotes and footnotes should describe the company as being in the
        exploration stage. Refer to the definitions in Regulation S-X Rule 4-10(a).

Statements of Cash Flows, page F-5

6.   We note the acquisition of the Wyoming lease and related payment of notes
        payable in the year ended April 30, 2008. Based on your description of this

transaction on page one of your filing, these items appear to be a non-cash transactions, as defined in paragraph 32 of SFAS 95. Tell us why you do not report these amounts as non-cash investing and financing activities.

Exhibit 31.1

7.   We note that the certifications required by Exchange Act Rule 13a-14(a) are not titled and worded exactly as required by Regulation S-K Item 601(b)(31)(i). In particular, this exhibit should be titled "certifications", and should use the term "registrant" rather than "small business issuer." Furthermore, the signature appears incomplete. Please file an amendment to Form 10-K for the fiscal year ended April 30, 2009 that includes the entire periodic report and a new, corrected certification with a complete signature.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief